EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended July 2, 2016
Fixed charges:
Interest expense*	$87
Estimated interest portion of rents	20

Total fixed charges	$107

Income:
Income from continuing operations before income taxes	$475
Fixed charges	107

Adjusted income	$582

Ratio of income to fixed charges	5.44

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.